FORM 3

	U.S. SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549
	INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company
Act of 1935 or Section 30(f) of the Investment Company Act of
1940

1.	Name and Address of Reporting Person

	Richard W. Koe
	6600 SW 92nd Avenue, Ste. 370
	Portland, Oregon  97223

Date of Event Requiring Statement (Month/Day/Year)

	3/31/99

IRS or Social Security Number of Reporting Person (Voluntary)



Issuer Name and Ticker or Trading Symbol

	Omnis Technology Corp. (f/k/a Blyth Holdings, Inc.)

Relationship of Reporting Person to Issuer (Check all applicable)

 [ ] Director                 [X] 10% Owner
 [ ] Officer (give	          [ ] Other (specify below)
              title below)

If Amendment, Date of Original (Month/Year)


Individual or Joint/Group Filing (Check Applicable Line)

[X] Form filed by One Reporting Person
[ ] Form filed by More than One Reporting Person


	Table 1 -- Non-Derivative Securities Beneficially Owned

1.	Title of Security (Instr. 4)

	Common Stock, $.10 par value

2.	Amount of Securities Beneficially Owned (Instr. 4)

	2,543,344

3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)

	I

4.	Nature of Indirect Beneficial Ownership (Instr. 5)

	By Astoria Capital Partners, L.P. (1)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. If this form is filed by more than one reporting person, see
Instruction 5(b)(v).




Table II Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4)

	Series A Convertible Preferred Stock par value $1.00

2.	Date Exercisable and Expiration Date (Month/Day/Year)

Date Exercisable

	At discretion of holder

Expiration Date

	None

3.	Title and Amount of Securities Underlying Derivative
Security (Instr. 4)

Title

	Common Stock, $.10 par value

Amount or Number of shares

	500,100

4.	Conversion or Exercise Price of Derivative Security

	N/A

5.	Ownership Form of Derivative Security: Direct (D) or
Indirect (i) (Instr. 5)

	I

Nature of Indirect Beneficial Ownership (Instr. 5)

	By Astoria Capital Partners, L.P. (1)




Explanation of Responses:

(1)	The reporting person is a general partner of the limited
	partnership which holds the securities and a shareholder of the limited partnership's other general partner. The reporting person disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest in the limited partnership.

	ASTORIA CAPITAL PARTNERS, L.P.



	/s/ Richard W. Koe        	10/19/00
	Richard W. Koe 	Date


   **Intentional misstatements or omissions of facts constitute
Federal Criminal Violations. See 18 U.S.C. I001 and 15 U.S.C.
78ff(a).

   Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.